VIA EDGAR

November 18, 2016

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction
Securities and Exchange Commission
100 F Street, N.E., Mailstop 4631
Washington, D.C. 20549

RE: Bofat Investment, Inc.
Offering Statement on Form 1-A
Filed October 11, 2016
File No. 24-10622

Dear Ms. Lang:

On behalf of Bofat Investment, Inc. (the "Company") we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the "Commission") Pre-qualification Amendment No. 1 ("Amendment No. 1") to the above-referenced form 1-A. The form 1-A has been revised in response to the comments of the staff of the Commission (the "Staff") and to reflect certain other changes. For the convenience of the Staff, we are providing by Edger to the Staff a copy of this letter and Amendment No. 1, reflecting changes against the 1-A filed on October 11, 2016.

In addition, we are providing the following responses to your comment letter, dated November 17, 2016, regarding the 1-A. To assist your review, we have retyped the text of the Staff's comments in bold and italics below. The responses and information described below are based upon information provided to us by the Company.

General

1. ***General***
1. Notwithstanding your assertion on page 11 and elsewhere that you are not an investment company under the Investment Company Act of 1940, several disclosures suggest that you are holding yourself out as being an investment company. For example, we note disclosure on page 21 that "The company is engaged in the analysis and capital allocation of investments in undervalued projects and projects opportunities in frontier markets," disclosure on page 26 that you intend to invest in a number of private equity types in emerging frontier markets over the next 12 months, and disclosure on page 40 that revenue is derived from capital gain and dividends from your holdings in frontier market private and non-private equity positions.

   Please note that companies that are required to be registered under the Investment Company Act of 1940 are not eligible to conduct offerings in reliance on Regulation A. Please see Rule 251(b)(4) of Regulation A. As such, please withdraw your Form 1-A, or provide us with a detailed legal analysis as to why you are not required to register under the Investment Company Act of 1940, and respond to our additional comments below..

   The company has never held itself as an investment company, we have realized that the filed 1-A on October 11, 2016 was poorly drafted, and it only indicates the filer's lack of experience.

   We have revised the 1-A throughout eliminating all ambiguous language relating to investment company.

   The Company respectfully submits that it is not an "investment company" under the orthodox investment company test set forth in section 3(a)(1)(A) of the Investment Company Act of 1940, or the Investment Company Act, because it is not engaged, and does not hold itself out as being engaged, primarily in the business of investing or trading in securities (. Rather, the Company is a holding company that, through its subsidiaries, will operates specific projects in the frontier market. (We have revised form 1-A, and eliminated the language in concern). Additionally, the Company is not an investment company under the inadvertent investment company test set forth in section 3(a)(1)(C) of the Investment Company Act

because, all of the Company's future assets will be comprised of owning a majority of its projects directly or through its equity interests in a wholly owned subsidiaries. These entities, collectively, are referred to in the offering as projects.

None in the future of the wholly owned subsidiaries will be an investment company under section 3(a)(1)(C) of the Investment Company Act because their respective assets are comprised solely of the underlying proposed projects.

The proposed assets do not constitute investment securities within the meaning of the Investment Company Act. The company will not hold investment securities, and if the Company holds such securities, it estimates that the value of these investment securities will represent less than 10% of the assets held.

Section 3(a)(1)(A)

Section 3(a)(1)(A) of the Investment Company Act defines an investment company to include an issuer engaged primarily (or holding itself out as being, or proposing to be, engaged primarily) in the business of investing in securities (an "orthodox investment company"). The Company is not an orthodox investment company because since its formation it's primarily focused in initiating its own projects in the frontier market.

Whether an issuer is engaged "primarily" in an investment company business is a factual determination. The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged "primarily" in a non-investment business.[1]

Criteria applicable to nearly every situation include:

- the issuer's historical development;

- its public representations concerning its activities;

- the activities of its officers and directors, and the extent of their involvement in the management of the issuer;

- the nature of its present assets; and

- the sources of its present income.

  Of the five listed criteria, the Company believes the most significant ordinarily are the nature of an issuer's assets and the sources of the issuer's planed future income, the Company, will be engaged primarily in the business of building or acquiring entities/projects directly or through wholly owned subsidiaries. Also, as noted in the 1-A, the company will not own more than 40% in any securities. Additionally, the company never publicly presented itself as an investment company. Furthermore, the activities of Bofat's officers in the circular don't indicate that they are managing an investment company. Thus, these four factors are enough in determining the Company's primary activities. The other one factors developed by the Commission and the courts don't apply to Bofat since it doesn't have historical development.

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[1] See, e.g., Tonopah Mining of Nevada, 26 S.E.C. 426 (1947); Dan River, Inc. v. Icahn, 701 F.2d 278 (4th Cir. 1983) ("*Dan River*"); and Financial Funding Group, Inc., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2155 (Mar. 3, 1982) ("*Financial Funding*").

Section 3(a)(1)(C)

Section 3(a)(1)(C) of the Investment Company Act defines an investment company as a company that "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities," and that owns or proposes to acquire investment securities having a value exceeding 40% of the value of the company's total assets, exclusive of Government securities (as defined in section 2(a)(41) of the Investment Company Act) and cash items, on an unconsolidated basis (the "inadvertent investment company test"). Section 3(a)(2) of the Investment Company Act defines investment security to mean all securities other than government securities, securities issued by employees' securities companies and securities issued by majority-owned subsidiaries of the owner that are neither investment companies nor companies relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the Investment Company Act. Section 2(a)(24) of the Investment Company Act defines the "majority-owned subsidiary" of a person to mean a company 50% or more of whose outstanding voting securities are owned by that person or by a company that is a majority-owned subsidiary of that person. Section 2(a)(42) of the Investment Company Act defines "voting security" to mean a security presently entitling its owner or holder to vote for the election of a company's directors. Section 2(a)(12) of the Investment Company Act defines "director" to include "any director of a corporation or any person performing similar functions with respect to any organization, whether incorporated or unincorporated."

The Company and its future subsidiaries even based on conservative assumptions; investment securities will be comprised for less than 10% of the value of the total assets of the Company. The Company's assets will be consisting of initiating projects directly or through a wholly owned subsidiaries, and the wholly owned subsidiaries will be owned 100% by the company.

Accordingly, the Company is not an inadvertent investment company under section 3(a)(1)(C) of the Investment Company Act.

Investment company in section 3(c)(1) or 3(c)(7) of the Investment Company Act. As discussed above, neither the interests of the type owned by this entity nor securities issued by majority-owned subsidiaries that are not relying on section 3(c)(1) or 3(c)(7) are investment securities, and thus Bofat is not an inadvertent investment company under the test set forth in section 3(a)(1)(C) of the Investment Company Act.

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[2] See Dan River, 701 F.2d at 291 n. 14 (noting special importance of composition of assets and sources of income); Financial Funding, 1982 SEC No-Act. LEXIS 2155 at *2 (noting special importance of composition of assets and sources of income).

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[3] See Williamson v. Tucker, 645 F. 2d 404 (5th Cir. 1981), *cert. denied*, 454 U.S. 897 (1981). The Staff has indicated that the analysis in *Williamson* should be used to evaluate whether the interests are securities under the Investment Company Act. *See, e.g.*, Colony Realty Partners 1986, L.P., SEC No-Action Letter, 1988 SEC No-Act. LEXIS 517, at *1 (Apr. 27, 1988); Oppenheimer Capital, L.P., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2306, at *2–*3 (July 29, 1987); Albert M. Zlotnick, SEC No–Action Letter, 1986 SEC No–Act. LEXIS 2361, at *1–*2 (June 9, 1986); FCA Realty Fund, SEC No–Action Letter, 1984 SEC No–Act. LEXIS 2799, at *2 (Nov. 13, 1984); Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds, before the U.S. Senate Committee on Finance, at n. 3 (July 11, 2007) available at http://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

2. **Issuer Information**
   2. The EDGAR system indicates that your primary standard industrial classification or SIC code is Investors, NEC which is SIC code no. 6799. Please revise.

   -Amended.

3. **Balance Sheet, Page 36**
   3. Your balance sheet as of September 30, 2016 does not currently balance. Please revise your presentation so that total assets equal total liabilities and total stockholders' equity. It appears that certain elements of your stockholders equity section are not reflected. We also note disclosures in you related party footnote that Mr. Olukayode Jinadu contributed capital of $31,500 on May 2, 2016. Please tell us if the $1,500 for the issuance of common stock is reflected in that amount.

   -Amended. Yes, the $1,500 for the issuance of the shares is reflected in the $31,500 footnote.

4. **Statement of Operations, Page 37**
   4. It appears that your net loss per share for the period ended September 30, 2016 was not calculated correctly. Please advise or revise.
   -Amended and revised.

5. **Statement of Stockholders' Deficit, Page 38**
   5. Please revise additional paid in capital and accumulated deficit amounts to arrive at the correct ending balance of total stockholders' deficit for the period ended September 30, 2016.

   -Amended .

6. **Statement of Cash Flows, Page 39**
   6. Your cash flow statement for the period ended September 30, 2016 does not mathematically add up as there appears to be an error within the cash flows from financing activities section. Please advise or revise.

   -Amended and revised.

Please do not hesitate to call me at (201) 281-2211 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
Andy Altahawi

/s/ Andy Altahawi

Adamson Brothers

cc: Christopher A. Kozlowski, Esq.